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Filed by CPB Inc.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a Q&A for employees and managers of CPB Inc. distributed on April 16, 2003.

Central Pacific Bank & City Bank: Creating a Stronger Locally Based and Locally Managed Bank for Hawaii

Questions & Answers for Employees/Managers
April 16, 2003

1.    Why should Central Pacific Bank combine with City Bank?

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  We want to ensure the presence of a strong, local independent community bank intently focused on Hawaii and the local community.

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  This combination would help us grow and enhance our ability to compete with the larger banks. It would create a stronger, locally based and managed bank that would provide a real local alternative to larger banks here in Hawaii.

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  We believe this deal is clearly the right fit for the local community, customers, and shareholders of both banks.

2.    What are the terms of the offer?

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  Based on the April 14th, 2003 closing price of CPB Inc. ("CPB") stock, the $285 million cash-and-stock offer would give CB Bancshares, Inc. ("CBBI") shareholders the equivalent of $70 per share.

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  This represents a 62.3 percent premium over CBBI's closing price on February 25th, 2003 the day before CPB began purchasing shares of CBBI in the open market, and a 54 percent premium over the closing price of CBBI stock on 4/14/03.

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  The consideration would include $21 in cash and 1.8956 shares of CPB common stock for each CBBI share.

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  CPB's board intends to continue a quarterly dividend payout of $0.16 per share. That would represent an increase of approximately 290% or 3.90 times the current payout for CBBI shareholders.

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  CBBI shareholders would own a stake in a stronger, more competitive, more stable company with a record of superior performance over the past five years—and a bigger stake in the future growth of Hawaii.

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  The proposed combination would create an organization with a pro forma market capitalization in excess of $600 million, with total deposits of $2.8 billion, and a tier 1 capital base of $275 million.

3.    How would customers benefit?

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  Expanded services such as commercial real estate, trust and wealth management, as well as greater convenience with an expanded branch and ATM network.

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  Larger lending limits.

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  Increased resources and services for small- and medium-sized businesses.

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  Continued culture of high-touch and personalized service.

4.    Will this affect customer service?

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  Our focus will always remain on our customers and we intend to keep customer service as our highest priority throughout this process.

5.    What will happen to employee jobs?

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  Our employees are the reason for our outstanding performance and our most valuable resource.

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  One of our core principles is to be a preferred employer in the community and we hope that employees of City Bank will be interested in positions within our combined company.

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  We expect some degree of consolidation. But it's too early to discuss specifics since we would first need to sit down with City Bank management to work out the details.

6.    What will happen to employee medical and retirement benefits?

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  Your benefits would not change.

7.    What should employees be doing now to help?

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  Continue doing what you've always done: deliver the highest level of service to customers and do the best job possible.

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  Express your enthusiasm for our proposal to customers, family and friends. Encourage them to visit our web site to learn more about the proposed combination and how it benefits Hawaii. Review the information provided especially the Benefits Fact Sheet.

8.    How would this affect Central Pacific Bank retirees?

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  We would continue to honor retirement benefits after this transaction.

9.    How would this affect City Bank retirees?

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  We would continue to honor retirement benefits after this transaction.

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  If they hold any stock in the company, they would receive the same very attractive premium on their stock and higher dividends.

10.  How would CPB shareholders benefit?

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  The combined bank would be larger, stronger and better able to compete. Together, we can provide a strong, local alternative to the mainland managed and foreign-owned banks—and be better positioned to meet Hawaii's unique needs and fuel its economy.

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  We anticipate this transaction will be approximately 10% accretive to CPB's earnings per share in 2004, which we think is based on reasonable assumptions.

11.  Why now?

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  Why not now? This is a terrific transaction that benefits our community, our customers and our shareholders.

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  This merger has been discussed off and on for a number of years. But with the relatively recent entrance of foreign-owned and mainland-managed banks into Hawaii, the timing is right to create a stronger, locally based and managed bank that's better able to compete.

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  Hawaii is poised for an economic recovery after years of challenges. Now is the time to combine these two banks to create a stronger financial institution—one with the same local roots and values—to help accelerate economic growth for the local community.

12.  Why is Central Pacific Bank taking this approach?

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  We much prefer to meet with City Bank to negotiate a transaction, and have tried several times to get City Bank to get together to discuss this very compelling offer, but we're prepared to take the proposal directly to shareholders. It's the right thing to do.

13.  How would the community benefit?

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  A stronger, locally based and managed bank is good for Hawaii. Together, we provide a strong local alternative to mainland-managed and foreign-owned banks—and together; we're best positioned to meet unique local needs.

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  Together, we can provide customers with more convenience and a broader menu of business and retail banking services.

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  No one is more focused on consumers and small and mid-sized businesses in Hawaii—which would help fuel economic growth in the local community.

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  Capital is reinvested here in the islands.

14.  What's necessary to make this merger happen?

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  The closing of the merger is subject to customary regulatory and shareholder approval and due diligence, as well as the redemption of City Bank's poison pill.

15.  How long would this process take?

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  It's difficult to say for certain because timing depends on so many factors. Subject to customary regulatory and shareholder approval, the redemption of City Bank's poison pill and due diligence, we hope to close by the end of the year.

16.  City Bank has suffered credit quality problems in their portfolio. Won't this drag Central Pacific Bank down and expose CPF investors to a lot more risk?

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  As a percentage of the combined portfolio, these risks are more than manageable.

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  Combined, we would be a bigger, stronger institution with a stronger balance sheet and greater capital strength to absorb risks, generate loans and fuel growth of the Hawaii economy.

17.  Has Central Pacific Bank completed due diligence yet?

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  We have not had the opportunity to complete due diligence yet. However, we have been competing, head to head with City Bank for decades, and we have a very good sense of their business.

18.  What would be the cost for undertaking this acquisition?

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  The benefits in terms of additional earnings would substantially outweigh the transaction costs. But it's too early to know the details of specific costs at this time. We anticipate a one-time restructuring charge related to this combination of approximately $32 million.

19.  How large would the combined bank be?

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  Our assets would increase to $3.7 billion (as of 12/31/02). We would still be the fourth largest financial institution in Hawaii, but we'd be significantly stronger and better able to compete.

20.  How would this affect the composition of the Boards?

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  We have yet to negotiate those details but during the course of our negotiations we will discuss what number of CBBI's directors would be appropriate to add to CPB's board.

21.  Would there be any changes to senior management?

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  We have yet to determine the specific changes to our management structure.

22.  What are the next steps?

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  We hope the next step would be friendly merger discussions with City Bank senior management and its board. But if not, we're prepared to take our proposal to the shareholders of both companies.

23.  How many branches would be closed?

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  We anticipate some branch consolidations; especially where there is duplication within a close proximity. However, we are unable to outline precise initiatives until we sit down and discuss these details with City Bank management.

24.  Will the company open more branches?

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  We would look to redeploy resources to expand into new or under-served communities, such as rural Oahu and Neighbor Islands.

25.  Does the combination make the new company more attractive for a buyout?

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  The best way to ensure Hawaii is served by independent, local institutions committed to our community is for those institutions to be stronger, to have more scale, and to perform well so that investors have the confidence that management can deliver value—much as we have over the past five years.

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. ("CPB") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPB's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003 or 2004. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI's historical performance and CPB's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808)544-0627.

        CPB, its directors and executive officers and certain other persons may be deemed to be "participants" if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB's 2003 Annual Meeting of Shareholders.

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Central Pacific Bank & City Bank: Creating a Stronger Locally Based and Locally Managed Bank for Hawaii Questions & Answers for Employees/Managers April 16, 2003